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SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________________

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended	September 29, 2000

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

	For the transition period from	_____________	to	_____________

Commission file number   33-32465

BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

(Full title of the plan)

BERGEN BRUNSWIG CORPORATION

(Name of issuer of the securities held pursuant to the plan)

4000 Metropolitan Drive, Orange, California	92868-3510

(Address of principal executive offices of	(Zip code)
issuer of securities)

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BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

INDEX

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INDEPENDENT AUDITORS' REPORT

Bergen Brunswig Pre-Tax Investment
     Retirement Account:

We have audited the accompanying statements of net assets available for benefits of the Bergen Brunswig Pre-Tax Investment Retirement Account (the Plan) as of September 29, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended September 29, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 29, 2000 and 1999, and the changes in net assets available for benefits for the year ended September 29, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, Item 4i - Schedule of Assets Held for Investment Purposes as of September 29, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
 Costa Mesa, California
March 23, 2001

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BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF SEPTEMBER 29, 2000 AND 1999

	2000	1999

ASSETS:

Investments, at fair value	$239,419,469	$204,646,536

Participant loans	11,632,146	11,703,533

Total investments	251,051,615	216,350,069

RECEIVABLES:

Employer	126,981	301,705

Participant	239,409	572,793

Total receivables	366,390	874,498

NET ASSETS AVAILABLE FOR BENEFITS	$251,418,005	$217,224,567

See accompanying notes to financial statements.

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BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED SEPTEMBER 29, 2000

ADDITIONS:
Contributions:
Participants	$17,582,981
Employer	8,540,211
Interest income	677,736
Dividend income	12,369,865
Net increase in fair value
of investments	20,602,093

Total additions	59,772,886

DEDUCTIONS:
Withdrawals	25,470,661
Administrative expenses	108,787

Total deductions	25,579,448

NET INCREASE	34,193,438

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	217,224,567

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$251,418,005

See accompanying notes to financial statements.

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BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 29, 2000 AND 1999

1.	PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

The following brief description of the Bergen Brunswig Pre-Tax Investment Retirement Account ("Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

	A.	General

The Plan was established effective September 1, 1984. The Plan is a defined contribution deferred compensation and profit sharing plan covering substantially all employees of Bergen Brunswig Corporation and its subsidiaries ("Employer") who have completed more than 30 days of service. Employees of the Employer's PharMerica, Inc. subsidiary are not covered under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The accounting records of the Plan are maintained on the accrual basis.

The Plan is administered by the Employer's Investment/Retirement Plan Committee. The Plan trustee, record keeper and asset custodian is Merrill Lynch Trust Company of California ("Merrill Lynch").

	B.	Funding Policy

Participants are entitled to defer 2% to 15% of their pre-tax compensation through contributions to the Plan up to a maximum of $10,500 in calendar 2000. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans. Participants are 100% vested in their own contributions at all times. The Employer contributes $1.00 for each $1.00 invested by the participant up to the participant's investment of 3% of the participant's salary, and $0.50 for each additional $1.00 invested by the participant up to the participant's investment of an additional 2% of the participant's salary. All participants vest immediately in the Employer's contributions from the first day of participation in the Plan. The Employer may also make an additional contribution to the Plan at the Employer's discretion. The Employer made no discretionary contribution to the Plan for the year ended September 29, 2000. Expenses of the Plan, up to the amount of forfeitures of Employer contributions made prior to January 1, 1999 when the Plan provided for a vesting schedule, are paid by the Plan. Expenses of the Plan in excess of Employer contribution forfeitures are paid directly by the Employer. For the year ended September 29, 2000, expenses of $108,787 were paid by the Plan from forfeitures of Employer contributions.

	C.	Investments

Upon joining the Plan, participants can elect to invest their accounts in the following options:

		1.	Fidelity Magellan Fund (primarily equity securities);

		2.	George Putnam Fund Class A (primarily debt and equity securities);

		3.	Company Stock Fund (Bergen Brunswig Corporation Class A Common Stock);

		4.	Merrill Lynch Global Allocation Fund A (primarily United States and foreign equity, debt and money market securities);

		5.	Merrill Lynch Equity Index Trust 1 (primarily equity securities included in the Standard & Poors 500 Index);

		6.	Merrill Lynch Capital Fund A (primarily equity, debt, convertible and money market securities);

		7.	Merrill Lynch Corporate Bond Fund Investment Grade A (primarily high-grade, taxable, fixed income securities);

		8.	Merrill Lynch Retirement Preservation Trust (primarily broadly diversified Guaranteed Investment Contracts, U.S. Government and U.S. Government agency and money market securities);

		9.	Merrill Lynch Growth Fund A (primarily United States and foreign equity securities);

		10.	Templeton Foreign Fund Class I (primarily foreign debt and equity securities); and

		11.	AIM Constellation Fund A (primarily equity securities).

Participants have direct, daily access to investment and account information (including change of investment direction, fund transfers and deferral percentage) through The Merrill Lynch Participant Service Center or through the Merril Lynch Benefits OnlineSM Internet Website.

The Fidelity Magellan Fund, the George Putnam Fund Class A, the Company Stock Fund, the Merrill Lynch Global Allocation Fund A, the Merrill Lynch Equity Index Trust 1, the Merrill Lynch Capital Fund A, the Merrill Lynch Corporate Bond Fund Investment Grade A, the Merrill Lynch Growth Fund A, the Templeton Foreign Fund Class 1 and the AIM Constellation Fund A are stated at fair value as determined by quoted market prices. The Merrill Lynch Retirement Preservation Trust is stated at cost, which approximates fair value. Investment transactions are recorded on a trade-date basis.

Participants may borrow against a maximum of 50% of their interests in the Plan up to $50,000, except that participants may not borrow against their interest in the Company Stock Fund. Participants are entitled to hold two loans simultaneously: a short-term loan (1 to 5 years) and a long-term loan (5 to 15 years). The long-term loan applies only to the purchase of a participant's primary residence. Such loans are shown as separate investments of the Plan, with interest rates ranging from 7% to 10%, and are stated at cost, which approximates fair value.

The fair values of individual investments that represent 5% or more of the Plan's net assets as of September 29, 2000 and 1999 are as follows:

		2000		1999

	Fidelity Magellan Fund	$76,603,501		$68,517,674
	George Putnam Fund Class A	11,785,101	*	14,357,606
	Company Stock Fund	36,467,395		18,660,912
	Merrill Lynch Equity Index Trust 1	20,764,518		19,482,069
	Merrill Lynch Retirement
	Preservation Trust	63,073,838		62,521,312
	Participant Loans	11,632,146	*	11,703,533

*	Investment is not 5% or more of the Plan's net assets, but included for comparative purposes.

	During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $20,602,093 as follows:

	Mutual Funds			$11,637,334
	Company Stock Fund			8,964,759

				$20,602,093

D.	Benefit Distribution

A participant's account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who have attained age 59-1/2 or who suffer certain financial hardships and meet criteria established by the Internal Revenue Service. Participants who retire or terminate employment prior to retirement may elect to receive their accounts in a lump sum distribution or leave their accounts in the Plan if such accounts aggregate $4,000 or more. Benefit distributions are recorded when paid.

E.	Death and Disability Benefits

Upon the death of a participant, the beneficiary receives, in a lump sum, the amount in the participant's account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.

	F.	Plan Termination

The Employer has the right at any time to declare the Plan terminated completely or as to any of the Employer's divisions, facilities or operational units.

	G.	Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Certain reclassifications have been made in the 1999 financial statements and notes to conform to the 2000 presentation.

	H.	Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

	I.	New Accounting Pronouncement

For the Plan year ended September 29, 2000, the Plan adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. As a result, the Plan's financial statements do not include by-fund disclosures. The prior year financial statements have been reclassified to conform to the new presentation.

	J.	Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

	K.	Related-Party Transactions

Certain Plan investments are shares of mutual and bond funds managed by Merrill Lynch. Merrill Lynch is the custodian as defined by the Plan and, therefore, the transactions qualify as party-in-interest. No fees were paid by the Plan to the Trustee for the year ended September 29, 2000.

2.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Employer by letter dated February 10, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

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SUPPLEMENTAL SCHEDULE 1

BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT SEPTEMBER 29, 2000

IDENTITY OF ISSUE
BORROWER, LESSOR		FAIR
OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT	VALUE

*Merrill Lynch	FIDELITY MAGELLAN FUND	$76,603,501

*Merrill Lynch	GEORGE PUTNAM FUND CLASS A	11,785,101

*Merrill Lynch	COMPANY STOCK FUND	36,467,395

*Merrill Lynch	MERRILL LYNCH GLOBAL ALLOCATION
	FUND A	6,175,225

*Merrill Lynch	MERRILL LYNCH EQUITY INDEX TRUST 1	20,764,518

*Merrill Lynch	MERRILL LYNCH CAPITAL FUND A	5,814,005

*Merrill Lynch	MERRILL LYNCH CORPORATE BOND
	FUND INVESTMENT GRADE A	3,587,879

*Merrill Lynch	MERRILL LYNCH RETIREMENT
	PRESERVATION TRUST	63,073,838

*Merrill Lynch	MERRILL LYNCH GROWTH FUND A	3,084,144

*Merrill Lynch	TEMPLETON FOREIGN FUND CLASS 1	2,060,911

*Merrill Lynch	AIM CONSTELLATION FUND A	10,002,952

Various participants	PARTICIPANT LOANS (INTEREST RATES
	FROM 6.00% TO 12.00%)	11,632,146

	Total	$251,051,615

*Denotes party-in-interest to the Plan.

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SIGNATURE

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Strategy Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

by:	/s/	Neil F. Dimick

Neil F. Dimick Executive Vice President, Chief Financial Officer, Bergen Brunswig Corporation

March 23, 2001